UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Form 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____



                         Commission File Number 0-18984



                         REYNOLDS, SMITH AND HILLS, INC.
                      EMPLOYEES 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)



                         REYNOLDS, SMITH AND HILLS, INC.
          (Name of issuer of the securities held pursuant to the plan)



                4651 Salisbury Road, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

REYNOLDS, SMITH AND HILLS,
INC. EMPLOYEES 401(k) PROFIT
SHARING PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and Supplemental
Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------------------------


                                                                                              Page

INDEPENDENT AUDITORS' REPORT                                                                    1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits                                               3

  Statements of Changes in Net Assets Available for Benefits                                    4

  Notes to Financial Statements                                                                 5

SUPPLEMENTAL SCHEDULE:

Form  5500 Schedule  H Part IV Line 4i - Schedule  of Assets Held for Investment
  Purposes as of December 31, 2001                                                             10

                                                                        Deloitte
                                                                        & Touche


Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

Tel: (904) 665 1400
Fax: (904) 355 9104
www.us.deloitte.com


INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Reynolds, Smith and Hills, Inc. Employees
  40l(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2001 and 2000 financial statements include securities valued at $1,697,433 (9 percent of net assets) and $1,437,555 (7 percent of net assets), respectively, whose values have been estimated by an independent appraiser in the absence of readily ascertainable market values. We have examined the procedures used by an independent appraiser in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 21, 2002

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------------------------------------------------


                                                                                           2001                2000

ASSETS:
  Investments, at fair value:
    Collective funds                                                                   $ 17,262,892        $ 17,982,198
    Short-term investments                                                                   53,191              39,946
  Investments, at estimated fair value:
    Reynolds, Smith and Hills, Inc. common stock                                          1,697,433           1,437,555
    Loans to participants                                                                   544,919             677,742
                                                                                       ------------        ------------
          Total investments                                                              19,558,435          20,137,441

  Contributions receivable                                                                  120,255              56,937
                                                                                       ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $ 19,678,690        $ 20,194,378
                                                                                       ============        ============


The accompanying notes are an integral part of these financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------------------------------------------------


                                                                                            2001               2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income                                                                    $    532,390        $  1,257,969
  Net depreciation in fair value of investments                                          (2,829,586)         (2,201,853)
                                                                                       ------------        ------------
         Net investment loss                                                             (2,297,196)           (943,884)

  Contributions from employer                                                               637,075             550,081
  Contributions from employees                                                            2,082,974           2,022,467
                                                                                       ------------        ------------
         Total additions                                                                    422,853           1,628,664

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Administrative expenses                                                                    31,251              33,841
  Distributions                                                                             907,290           2,070,162
                                                                                       ------------        ------------
         Total deductions                                                                   938,541           2,104,003
                                                                                       ------------        ------------

         Net decrease                                                                      (515,688)           (475,339)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                                                                   20,194,378          20,669,717
                                                                                       ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                                                                       $ 19,678,690        $ 20,194,378
                                                                                       ============        ============


The accompanying notes are an integral part of these financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet, Summary Plan Description and Prospectus for the April 1,1996 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan, for a more complete description of the Plan. Copies of the pamphlet are available from the Plan Coordinator.

      General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of employees of Reynolds, Smith and Hills, Inc. (the "Company") and subsidiaries. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

      Investment Options - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. A participating employee may change his investment decision at any time by contacting the Trustee. Changes involving Reynolds, Smith and Hills, Inc. common stock are handled by the plan administrator on a quarterly basis. Earnings on the investment funds are allocated among the accounts of participants that have elected to invest in each such fund.

      Accounts may be invested among the following:

        (i)      INVESCO Retirement Trust Stable Value Fund

        (ii)     INVESCO Select Income Fund

        (iii)    INVESCO Retirement Trust Total Return Fund

        (iv)     INVESCO Value Equity Fund

        (v)      INVESCO Dynamics Fund

        (vi)     INVESCO Small Company Growth Fund

        (vii)    Janus Overseas Fund

        (viii)   MFS Growth - Stock Fund

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)
--------------------------------------------------------------------------------


        (ix)     American Washington Mutual Investors Fund

        (x)      Reynolds, Smith and Hills, Inc. common stock

      Plan participants may direct the investment of all funds credited to their account to any or all investment funds in increments of 1%.

      Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $10,500 in 2001 and 2000. The dollar limit is indexed yearly for inflation. The Company matches 50% of the employee's annual contribution up to 6% of an employee's contribution level. In addition, the Company may make discretionary contributions to the Plan in cash, company stock, or a combination of the two. No discretionary contributions were made in 2001 or 2000.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contributions, Plan earnings, and the allocation of associated administrative expenses.

      Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Participants vest in the remainder of the account balances at a rate of 20% per year of continuous service. A participant is 100% vested after five years of credited service.

      Withdrawals - Participants may withdraw all of the vested amounts credited to their accounts. Also, a participant may elect to withdraw certain amounts from his deferral contribution account due to financial hardship.

      Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

      Payment of Benefits - On termination of employment, a participant with an account balance of $5,000 or less will receive a lump sum payment of the participant's account balance. The Plan provides other payment schedules for payment of participant balances in excess of $5,000. As of December 31, 2001, $3,307,763 in benefits was owed to participants that had withdrawn from the plan.

      In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's account as of the next quarterly valuation date.

      Forfeited Accounts - During 2001 and 2000, forfeited balances were accumulated in the Plan. During February 2002, the accumulated balances were distributed to remaining participants based upon total employer matching contributions plus accumulated earnings on these contributions since inception of the Plan.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)
--------------------------------------------------------------------------------


      Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accounts of the Plan are maintained on the accrual basis except for benefit payments, which are reported on a cash basis in accordance with guidelines of the American Institute of Certified Public Accountants' Audit and Accounting Guide, Audits of Employee Benefit Plans.

      Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Short-term investments are carried at cost which approximates fair value. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated fair value as there is no active market for the stock. The Plan's loans to participants are stated at estimated fair value.

      Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various mutual funds that, in turn, may invest in securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.    INVESTMENTS

      Except for the Plan's investments in loans to participants and common stock of the Company, the Plan's investments are held in a trust fund administered by the Trust Department of INVESCO Trust Company. Such investments consist primarily of the Plan's short-term investments and investments in mutual funds and collective trust funds.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)
-------------------------------------------------------------------------------------------------------------

      The following table summarizes all investments  held, by fund, at December
      31, 2001 and 2000:

                                                                                       December 31
                                                                           ----------------------------------
                                                                               2001                  2000

Investments at Fair Value as Determined by Quoted Market Prices
INVESCO mutual funds:
  Value Equity Fund; 202,475 and 178,901 units                             $  3,972,561 *        $  3,844,585 *
  Dynamics Fund; 198,693 and 202,470 units                                    3,165,185 *           4,812,714 *
  Small Company Growth Fund; 138,916 and 145,071 units                        1,686,444 *           2,226,846 *
  Select Income Fund; 237,299 and 188,022 units                               1,276,667 *           1,114,969 *
                                                                           ------------          ------------
                                                                             10,100,857            11,999,114
Janus mutual fund:
  Janus Overseas fund; 39,854 and 39,431 units                                  809,041             1,046,495 *
                                                                           ------------          ------------
                                                                                809,041             1,046,495

MFS mutual fund:
  MFS Growth - Stock Fund; 37,108 and 38,135 units                              478,316               653,635
                                                                           ------------          ------------
                                                                                478,316               653,635

American Washington Mutual Investors mutual fund:
  American Washington Mutual Investors Fund;
  11,743 and 0 units                                                            331,740
                                                                           ------------          ------------
                                                                                331,740

INVESCO collective trust funds:
  Retirement Trust Stable Value Fund; 4,136,226 and
    3,275,513 units                                                           4,136,226 *           3,275,513 *
  Retirement Trust Total Return Fund; 38,257 and
    27,060 units                                                              1,406,712 *           1,007,441
                                                                           ------------          ------------
                                                                              5,542,938             4,282,954

INVESCO money market fund:
  Stock Liquidity Fund; 53,191 and 39,946 units                                  53,191                39,946
                                                                           ------------          ------------
                                                                                 53,191                39,946

Investments at Estimated Fair Value

Reynolds, Smith and Hills, Inc. common stock;
  99,849 shares                                                               1,697,433 *           1,437,555 *
Loans to participants                                                           544,919               677,742
                                                                           ------------          ------------
                                                                              2,242,352             2,115,297
                                                                           ------------          ------------

Total investments                                                          $ 19,558,435          $ 20,137,441
                                                                           ============          ============


* Investment exceeds 5% of net assets available for benefits.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (Concluded)
--------------------------------------------------------------------------------

      Net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2001 and 2000 is comprised of the following:


                                                                                        December 31
                                                                              ---------------------------------
                                                                                  2001                  2000


Investments with fair values as determined
  by quoted market prices                                                     $ (3,025,029)        $ (2,201,853)
Investment with estimated fair value                                              195,443                    -
                                                                              ------------         ------------
Net depreciation in the fair value of investments                             $ (2,829,586)        $ (2,201,853)
                                                                              ============         ============

4.    INCOME TAX STATUS

      The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   * * * * * *

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES
401(k) PROFIT SHARING PLAN

FORM 5500 SCHEDULE H PART IV LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------------------


                                                                                                              Market
                                                                                          Units                Value
                                                                                        ---------          ------------

INVESCO mutual funds:
    Value Equity Fund                                                                     202,475          $  3,972,561
    Dynamics Fund                                                                         198,693             3,165,185
    Small Company Growth Fund                                                             138,916             1,686,444
    Select Income Fund                                                                    237,299             1,276,667

Janus mutual fund:
    Janus Overseas Fund                                                                    39,854               809,041

MFS mutual fund:
    MFS Growth - Stock Fund                                                                37,108               478,316

American Washington Mutual Investors mutual fund:
    American Washington Mutual Investors Fund                                              11,743               331,740

INVESCO collective trust funds:
    Retirement Trust Stable Value Fund                                                  4,136,226             4,136,226
    Retirement Trust
      Total Return Fund                                                                    38,257             1,406,712

INVESCO money market fund:
    Stock Liquidity Fund                                                                   53,191                53,191

Stock fund:
    Reynolds, Smith and Hills, Inc. common stock                                           99,849             1,697,433

Loan fund:
    Loans to participants                                                                                       544,919
                                                                                                           ------------

TOTAL                                                                                                      $ 19,558,435
                                                                                                           ============


                                   SIGNATURES



The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEE 401(k) PROFIT SHARING PLAN




By:      /s/ Darold F. Cole
         ------------------
         Darold F. Cole
         Chairman, Administrative Committee
         and Senior Vice President and Director
         Reynolds, Smith and Hills, Inc.



Date:   August 27, 2002
        ---------------